SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Potbelly Corporation
(Name of Issuer)

Common Stock $0.01 par value
(Title of Class of Securities)

73754Y100
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Privet Fund LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,269,612
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,269,612
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,612
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14		TYPE OF REPORTING PERSON (see Instructions) PN

1	NAMES OF REPORTING PERSONS Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,294,112
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,294,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,294,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (see Instructions) OO

1	NAMES OF REPORTING PERSONS Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,294,112
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,294,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,294,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (see Instructions) IN

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the "Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.
Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:
On April 12, 2018, Potbelly Corporation (the "Issuer") entered into a Settlement Agreement (the "Settlement Agreement") with Privet Fund LP, Privet Fund Management LLC, Ryan Levenson and Ben Rosenzweig (collectively, "Privet").
Effective upon the execution of the Settlement Agreement, the Board of Directors of the Issuer (the "Board") (i) expanded the size of the Board from nine members to ten members, (ii) appointed Ben Rosenzweig (the "Designee") to the Board and (iii) appointed the Designee to the Compensation Committee of the Board.  The Board also agreed to include Mr. Rosenzweig in the Issuer's slate of nominees for election to the Board at the Issuer's 2018 Annual Meeting of Stockholders (the "2018 Annual Meeting").
Also effective upon execution of the Settlement Agreement, Privet withdrew its notice of intent to nominate director candidates for election to the Board at the 2018 Annual Meeting.
Among other things, the Settlement Agreement also provides that:
•	The Designee will be entitled to receive the same compensation as the Issuer's other independent Board members.
•
Privet will have the right to designate a replacement director in the event that the Designee ceases to be a director during the term of the Settlement Agreement, subject to certain terms and conditions and Board approval.

•
Privet has agreed that, in the event that Privet ceases to beneficially own at least 4% of the Issuer's then outstanding common stock during the Initial Term (as defined below), or at least 3% of the Issuer's then outstanding common stock for the remainder of the term of the Settlement Agreement, in each case, subject to adjustment for stock splits, reclassifications, combinations and similar adjustments and solely because of divestitures of the stock by Privet, then the Designee will immediately resign from the Issuer's Board, and Privet's rights to designate a Board member shall terminate.

•
During the term of the Settlement Agreement, Privet will be subject to customary standstill restrictions relating to, without limitation, share purchases subject to a cap of 10.0% during the Initial Term or 14.9% for the remainder of the term of the Settlement Agreement, support of proxy contests and other activism campaigns, calling of special meetings, and related matters.

•
During the term of the Settlement Agreement, Privet will vote all of its shares of the Issuer's common stock at any and all annual or special meetings in accordance with the Board's recommendations, subject to certain exceptions relating to extraordinary transactions and recommendations of Institutional Shareholder Services, Inc. and Glass Lewis & Co., LLC.

•	Each party agrees not to disparage the other party, subject to certain exceptions.

•	Each party agrees not to sue the other party, subject to certain exceptions.
•	Privet agrees to enter into a confidentiality agreement, in the form attached to the Settlement Agreement as Exhibit B, simultaneously with the execution of the Settlement Agreement.
•
Either party may terminate the Settlement Agreement by giving five business days' advance notice to the other parties at any time after the date that is 30 days prior to the notice deadline for the nomination of director candidates for election to the Board at the 2019 annual meeting of shareholders, subject to certain exceptions (the "Initial Term"). Should the Board renominate the Designee for election to the Board at the 2019 annual meeting of shareholders, and if the Designee accepts the renomination, then the Initial Term will be automatically extended until the date that is 30 days prior to the notice deadline for the nomination of director candidates for election to the Board at the 2020 annual meeting of shareholders.

The above summary is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is filed as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

      Item 7 is hereby amended to add the following:

Exhibit 99.5 –
Settlement Agreement, by and among Potbelly Corporation, Privet Fund LP, Privet Fund Management LLC, Ryan Levenson and Ben Rosenzweig, dated April 12, 2018 (incorporated herein by reference to Exhibit 10.1 of Potbelly Corporation's Current Report on Form 8-K filed April 13, 2018) (File No. 001-36104).

 After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: April 16, 2018

PRIVET FUND LP
By: Privet Fund Management LLC, Its Managing Partner
By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Sole Manager

PRIVET FUND MANAGEMENT LLC

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Sole Manager

/s/ Ryan Levenson
Ryan Levenson